UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S/A

SHAREHOLDER RESOLUTIONS

Please be advised that after due analysis and discussion of the items in the Agenda of the Special Shareholders’ Meeting held on March 8, 2013, the shareholders resolved to:

Approve, by majority of votes: a) amendment of Art. 2; amendment of the caption of Art. 8; amendment of items III, XIII, XIV and XXVII and exclusion of items XVII, XIX and XXIII of Art. 33, and renumbering of subsequent items; inclusion of item IX in Art. 39, renumbering of subsequent items and amendment of renumbered item X; and exclusion of item III and amendment of the caption of paragraph 2 of Art. 40, and renumbering of subsequent items, that establishes the authority of the Board of Directors and the Executives; b) amendment of the caption and paragraphs 1, 2 and 3 of Art. 27; amendment of the caption and items I, II, III, IV and V of Art. 29, and inclusion of item VI; amendment of paragraph 3 of Art. 30; amendment of paragraphs 1 and 2, item “b” of Art. 31; amendment of the caption, paragraph 3, item “b” and paragraphs 4 and 6 of Art. 32; amendment of item XXIV, paragraph 1 of Art. 33; amendment of paragraph 1 of Art. 34; and amendment of paragraph 1 of Art. 35, that establishes the structure, number of members, substitution in case of vacancy or impediment and election by slate of the members of the Board of Directors; and c) amendment of paragraphs 1 and 2 of Art. 9; amendment of the caption of Art. 10; amendment of Art. 11; amendment of the caption and paragraph 2 of Art. 12; amendment of the caption of Art. 16; amendment of items II and III of Art. 18; amendment of the caption and paragraph 2 of Art. 20; amendment of the caption and paragraphs 1 and 2 of Art. 22; amendment of the caption and paragraphs 1 and 2 of Art. 23; amendment of paragraph 3 of Art. 30; amendment of paragraph 2, items “a” and “c” of Art. 31; amendment of the caption and paragraph 2, item “a” of Art. 32; amendment of items XIV, XX, XXII and XXIV of Art. 33; amendment of the caption of Art. 39; amendment of Art. 47; amendment of paragraph 1 of Art. 49; amendment of paragraph 9 of Art. 54; amendment of item II of Art. 55; and amendment of the caption of Art. 59, in order to generally improve the text of the corporate By-Laws, in the form attached as Exhibit 99.1 hereto.

São José dos Campos, March 8, 2013

José Antonio de Almeida Filippo

Finance and Investor Relations Executive Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer